Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals Inc.

Commission File No. 333-134438

On July 27, 2006, Discovery Partners International, Inc. (“DPI”) issued a press release announcing that it had set a record date for the special meeting of its stockholders to vote on matters related to the proposed merger with Infinity Pharmaceuticals, Inc. The text of the press release is as follows:

Company Contact:

Discovery Partners International
Acting Chief Executive Officer	Chief Financial Officer
Michael C. Venuti, Ph.D.	Craig Kussman
858-455-8600	(858) 228-4113
ir@discoverypartners.com

FOR IMMEDIATE RELEASE

DISCOVERY PARTNERS INTERNATIONAL ANNOUNCES RECORD DATE FOR STOCKHOLDERS ELIGIBLE TO VOTE ON MERGER

San Diego, CA – July 27, 2006 – Discovery Partners International, Inc. (NASDAQ: DPII) today announced that the close of business on Tuesday, August 1, 2006, has been set as the record date for the determination of stockholders eligible to receive the proxy and vote at the special meeting of stockholders of Discovery Partners to be held to consider and approve the previously announced merger with Infinity Pharmaceuticals, Inc., and other associated proposals.

On April 11, 2006, Discovery Partners entered into a definitive merger agreement with Infinity, which is subject to the approval of Discovery Partners’ stockholders and other customary closing conditions.

A proxy statement, once final, will be mailed together with a proxy card to the Discovery Partners’ stockholders of record as of the record date. The final proxy statement will include the date, time and location of the special meeting.

About Discovery Partners International, Inc.

Discovery Partners International, Inc. (DPI) has entered into a merger agreement with Infinity pursuant to which Infinity will merge with and into a wholly owned subsidiary of Discovery Partners, with Infinity as the surviving corporation, becoming a wholly owned subsidiary of Discovery Partners. In connection with the merger, Discovery Partners recently completed the sale of all of the stock of its operating subsidiaries and all of its material operating assets pursuant to a stock and asset purchase agreement with Galapagos NV. and Biofocus Inc., a subsidiary of Galapagos NV. Discovery Partners’ only remaining material assets following that sale are its cash, cash equivalents and short-term investments, its listing on the NASDAQ Global Market and its merger agreement with Infinity. The terms of the Infinity merger agreement and the stock and asset purchase agreement with Galapagos and Biofocus, and the remaining assets of Discovery Partners following the closing of the transactions described in such agreements are contained in Discovery Partners’ filings with the Securities and Exchange Commission and are available on the Company’s web site at http://www.discoverypartners.com.

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that leverages its strength in small molecule technologies to bring important new medicines to patients. For more information on Infinity Pharmaceuticals, including a copy of this release in the Media Room, please visit the company’s web site at http://www.ipi.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger transaction with Infinity, on July 11, 2006, Discovery Partners filed with the SEC an amended registration statement that contains a proxy statement/prospectus. Investors and security holders of Discovery Partners and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about Discovery Partners, Infinity and the proposed transaction. Discovery Partners’s stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Discovery Partners and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

Discovery Partners and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Discovery Partners in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Discovery Partners is also included in Discovery Partners’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Discovery Partners’s Investor Relations at the address listed above.

Forward-Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the

Infinity’s product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that Discovery Partners and Infinity may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that Infinity will not obtain approval to market its products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in Discovery Partners’s periodic reports and other filings with the SEC.

Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. Discovery Partners undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.